Delisting Determination,The Nasdaq Stock Market, LLC,
March 11, 2019, ReShape Lifesciences Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of ReShape Lifesciences Inc.
(the Company), effective at the opening of the trading session on March 22, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101 and 5550(a)(2).
The Company was notified of the Staffs determination on October 29, 2018. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
December 27, 2018, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on December 31, 2018.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on February 11, 2019.